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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of December 2003


                              HANARO TELECOM, INC.
                            (Name of the Registrant)

                   Kukje Electronics Center Bldg., 24th Floor
                          Seocho-dong 1445-3, Seocho-ku
                              Seoul, Korea 137-728
                    (Address of Principal Executive Offices)



         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                     Form 20-F [X]           Form 40-F [ ]

         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                     Yes [ ]                 No [X]


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         Hanaro Telecom, Inc. (the "Company") is furnishing under cover of Form
6-K, a fair and accurate English language translation of:

         Exhibit 99.1: a corporate disclosure regarding the closing of the Company's shareholders' register, filed with Korea Securities Dealers Association Automated
                           Quotation Market ("KOSDAQ") and the Financial
                           Supervisory Commission of Korea on December 16, 2003;
                           and

         Exhibit 99.2: a corporate disclosure regarding the Company's execution of a currency (Korean Won/US Dollar) swap and an interest rate swap contract on December 19, 2003, filed with KOSDAQ and the Financial Supervisory
                           Commission of Korea on December 22, 2003.



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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             HANARO TELECOM, INC.



Date: December 29, 2003                      By:     /s/ Young Wan Cho
                                                 -------------------------------
                                                   Name: Young Wan Cho
                                                   Title:   Vice President



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                                  EXHIBIT INDEX

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

Exhibit No.       Description
-----------       -----------
99.1:             a corporate disclosure regarding the closing of the Company's shareholders' register, filed with Korea Securities Dealers
                  Association Automated Quotation Market ("KOSDAQ") and the
                  Financial Supervisory Commission of Korea on December 16,
                  2003.

99.2: a corporate disclosure regarding the Company's execution of a currency (Korean Won/US Dollar) swap and an interest rate swap contract on December 19, 2003, filed with KOSDAQ and the Financial Supervisory Commission of Korea on December 22,
                  2003.
